SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2005
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2005

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated January 25, 2005.   Grupo TMM and Kansas City Southern Announces Expiration of Department of Justice Hart-Scott-Rodino Waiting Period Allowing the Amended and Restated Acquisition Agreement to Proceed Without Further U.S. Antitrust Review

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	KANSAS CITY SOUTHERN CONTACTS:
Brad Skinner	MEDIA & INVESTORS
Investor Relations	William H.Galligan
011-525-55-629-8725 or 203-247-2420	Assistant Vice President Investor Relations
(brad.skinner@tmm.com.mx)	816-983-1551
william.h.galligan@kcsr.com

Proa/StructurA
Marco Provencio	MEXICO
Media Relations	Gabriel Guerra
011-525-55-629-8708 and 011-525-55-442-4948	Media Relations
mp@proa.structura.com.mx	011-525-55-273-5359
gguerra@gcya.net

AT DRESNER CORPORATE SERVICES:
Kristine Walczak
(General investors, analysts and media)
312-726-3600
kwalczak@dresnerco.com

Grupo TMM and Kansas City Southern Announces Expiration of Department of
Justice Hart-Scott-Rodino Waiting Period Allowing the Amended and Restated
Acquisition Agreement to Proceed Without Further U.S. Antitrust Review

Kansas City, MO, January 25, 2005. Today, Grupo TMM, S.A. (TMM) (BMV: TMM A and NYSE: TMM) and Kansas City Southern (KCS) (NYSE: KSU) announced that the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) for the Amended and Restated Acquisition Agreement (AAA) has expired without a formal request from the U.S. Department of Justice (DOJ) for additional information of documentary material. This allows KCS and TMM to consummate the transaction without an antitrust challenge from DOJ and to bring The Kansas City Southern Railway Company, The Texas Mexican Railway Company and TFM, S.A. de C.V. under the common control of KCS.

”We are pleased that the U.S. Department of Justice has again allowed the transaction to proceed without a request for additional information and without a challenge under the antitrust laws,” said Michael R. Haverty, KCS chairman, president and chief executive officer. ”We believe that this transaction will enhance rail competition in the United States and Mexico, enhancing service for shippers in the North American trade corridor.”

On December 15, 2004, KCS and TMM announced that the companies had entered into the AAA whereby TMM will sell its 51 percent voting interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM) to KCS for $200 million in cash, 18 million shares of KCS common stock, $47 million in a two-year promissory note, and up to $110 million payable in a combination of cash and KCS common stock upon successful resolution of the current proceedings related to the VAT Claim and the Put with the Mexican Government. The $47 million promissory note and a portion of the $110 million contingent payment will be subject to certain escrow arrangements to cover potential indemnification claims.

With the completion of the HSR process, KCS shareholder approval of the issuance of the shares to TMM required under the AAA remains the final step to completion of the proposed transaction. The Securities and Exchange Commission is currently reviewing KCS’ draft amended proxy statement.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico and Panama. Its primary domestic holdings include The Kansas City Southern Railway Company (KCSR), founded in 1887 and The Texas Mexican Railway Company, founded in 1885. Headquartered in Kansas City, Mo., KCSR serves customers in the central and south central regions of the United States. KCS’ rail holdings and investments, including TFM, S.A. de C.V., are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada and Mexico. Visit KCS at www.kcsi.com.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM's and KCS' management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM's and KCS' respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

In connection with the proposed transaction, KCS will file relevant materials with the Securities and Exchange Commission ("SEC"), including an amended proxy statement soliciting stockholder approval of certain actions in connection with the transaction. Stockholders are urged to read the definitive proxy statement, as well as any amendments and supplements to the definitive proxy statement (if and when they become available) and any other relevant documents filed with the SEC, because they will contain important information about the transaction. Stockholders and investors may obtain the amended proxy statement and any other relevant documents free of charge at the SEC's Internet web site at www.sec.gov. Stockholders may also obtain free of charge the amended proxy statement and any other relevant documents by contacting the office of the Corporate Secretary at KCS' principal executive offices at (816) 983-1538. Written requests should be mailed to P.O. Box 219335, Kansas City, Missouri 64121-9335 (or if by United Parcel Service or other form of express delivery to 427 West 12th Street, Kansas City, Missouri 64105). Such amended proxy statement is not currently available. KCS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from KCS stockholders with respect to approval of certain actions in connection with the transaction. Information regarding these directors and executive officers and their beneficial ownership interests in KCS can be found in KCS' proxy statement on Schedule 14A, filed with the SEC on April 5, 2004, in connection with the 2004 annual meeting of KCS stockholders. Investors may obtain additional information regarding the interests of such participants by reading the amended proxy statement filed in connection with the transaction when it becomes available.